UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Town Sports International Holdings, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

89214A102

(CUSIP Number)

January 21, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 89214A102	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sankaty Credit Opportunities IV, L.P. EIN No.: 26-1884645
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER As of January 21, 2010 – 561,646 As of January 29, 2010 – 909,979
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER As of January 21, 2010 – 561,646 As of January 29, 2010 – 909,979
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON As of January 21, 2010 – 561,646 As of January 29, 2010 – 909,979
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) As of January 21, 2010 – 2.48% As of January 29, 2010 – 4.03%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 89214A102	13G	Page 3 of 6 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sankaty Credit Opportunities (Offshore) IV, L.P. EIN No.: 98-0574089
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER As of January 21, 2010 – 723,646 As of January 29, 2010 – 1,172,352
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER As of January 21, 2010 – 723,646 As of January 29, 2010 – 1,172,352
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON As of January 21, 2010 – 723,646 As of January 29, 2010 – 1,172,352
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) As of January 21, 2010 – 3.20% As of January 29, 2010 – 5.19%
12.	TYPE OF REPORTING PERSON PN

Item 1 (a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G Amendment relates is Town Sports International Holdings, Inc. (the “Company”).

Item 1 (b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 5 Penn Plaza (4th Floor), New York, NY 10001.

Item 2 (a).	Name of Person Filing

This statement is being filed on behalf of Sankaty Credit Opportunities IV, L.P., a Delaware limited partnership (“COPS IV”), and Sankaty Credit Opportunities (Offshore) IV, L.P., a Cayman Islands limited partnership (“COPS IV Offshore”). Sankaty Credit Opportunities Investors IV, LLC (“COPS IV Investors”), a Delaware limited liability company, is the general partner of COPS IV. Sankaty Credit Member, LLC (“SCM”), a Delaware limited liability company, is the Managing Member of COPS IV Investors. Sankaty Credit Opportunities Investors (offshore) IV, L.P., a Cayman Islands Exempted Limited Partnership (“SCM Offshore Investors), is the general partner of COPS IV Offshore. Sankaty Credit Member (Offshore), Ltd., a Cayman Islands Exempted Limited Partnership (“SCM Offshore Ltd.), is the general partner of COPIS IV Offshore Investors. Mr. Jonathan Lavine is the managing member of each SCM Offshore Ltd. and SCM.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 1, 2010, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2 (b).	Address of Principal Business Office or, if none, Residence

The principal business address of COPS IV and COPS IV Offshore is 111 Huntington Avenue, Boston, Massachusetts 02199.

Item 2 (c).	Citizenship

Each of COPS IV and COPS IV Offshore is organized under the laws of the State of Delaware. Mr. Jonathan S. Lavine is a citizen of the United States of America.

Item 2 (d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, par value $0.001 per share (“Common Stock”).

Item 2 (e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 89214A102.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

☒ If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

As of the close of business on January 21, 2010, COPS IV owned 561,646 shares of Common Stock of the Company. As of the close of business on January 29, 2010, COPS IV owned 909,979 shares of Common Stock of the Company. COPS IV Investors is the general partner of COPS IV. SCM is the Managing Member of COPS IV Investors. Mr. Jonathan Lavine is the managing member of SCM.

As of the close of business on January 21, 2010, COPS IV Offshore owned 723,616 shares of Common Stock of the Company. As of the close of business on January 29, 2010, COPS IV Offshore owned 1,172,352 shares of Common Stock of the Company. SCM Offshore Investors is the general partner of COPS IV Offshore. SCM Offshore Ltd. is the general partner of COPIS IV Offshore Investors. Mr. Jonathan Lavine is the managing member of each SCM Offshore Ltd. and SCM.

No person other than the respective owner referred to herein of the shares of Common Stock of the Company is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock of the Company.

Item 4(b).	Percent of Class

As of the close of business on January 21, 2010, COPS IV owned 2.48% of the Common Stock outstanding of the Company, and COPS IV Offshore owned 3.20% of the Common Stock outstanding of the Company. Together, as of the close of business on January 29, 2010, COPS IV and COPS IV Offshore owned 9.22% of the Common Stock outstanding of the Company. The aggregate percentage of Common Stock reported owned by COPS IV and COPS IV Offshore is based upon 22,603,437 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of October 24, 2009, based on representations made in the Company’s Form 10-Q for the quarter ending September 30, 2009, filed with the Securities and Exchange Commission on October 29, 2009.

Item 4(c).	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote:

COPS IV 909,979 COPS IV Offshore 1,172,352

(ii) shared power to vote or to direct the vote:

0

(iii) sole power to dispose or to direct the disposition of:

COPS IV 909,979 COPS IV Offshore 1,172,352

(iv) shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: February 1, 2010

SANKATY CREDIT OPPORTUNITIES IV, L.P.

By:	Sankaty Credit Opportunities Investors, LLC, its general partner

By:	Sankaty Credit Member, LLC, its managing member

By:	/S/ JONATHAN S. LAVINE
Name:	Jonathan S. Lavine
Title:	Managing Member

SANKATY CREDIT OPPORTUNITIES (OFFSHORE) IV, L.P.

By:	Sankaty Credit Opportunities Investors (Offshore) IV, L.P., its general partner.

By:	Sankaty Credit Member (Offshore), Ltd., its general partner

By:	/S/ JONATHAN S. LAVINE
Name:	Jonathan S. Lavine
Title:	Managing Member

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G/A

The undersigned hereby agree as follows:

(1)	Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(2)	Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of such information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making this filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 1, 2010

SANKATY CREDIT OPPORTUNITIES IV, L.P.

By:	Sankaty Credit Opportunities Investors, LLC, its general partner

By:	Sankaty Credit Member, LLC, its managing member

By:	/S/ JONATHAN S. LAVINE
Name:	Jonathan S. Lavine
Title:	Managing Member

SANKATY CREDIT OPPORTUNITIES (OFFSHORE) IV, L.P.

By:	Sankaty Credit Opportunities Investors (Offshore) IV, L.P., its general partner.

By:	Sankaty Credit Member (Offshore), Ltd., its general partner

By:	/S/ JONATHAN S. LAVINE
Name:	Jonathan S. Lavine
Title:	Managing Member